FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month March, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Press release dated March 4, 2010, captioned “Tata Communications Achieves Record Growth for Business Volume; Continues Investment Momentum.”

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 15, 2009. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ SANJAY BAWEJA
	Name:	Sanjay Baweja
March 05, 2010	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13892

4 March 2010

Sir,

Sub:    Press Release - Tata Communications Achieves Record Growth for

Business Volume; Continues Investment Momentum.

Please find sent here with a copy of the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Janice Goveas	David Chin
Tata Communications	Hill & Knowlton Singapore for Tata Communications
+91 92233 94575	+65 9694 5589
Janice.Goveas@tatacommunications.com	david.chin@hillandknowlton.com.sg

Tata Communications Achieves Record Growth for Business Volume;

Continues Investment Momentum

In 2008, we launched Tata Communications with a vision to deliver a new world of communications to our customers and partners. We recognized that the shift to emerging markets was well underway, not just as sources of labor arbitrage but as markets of growing consumption. It was also undeniably clear that technologies, particularly Internet-based ones, were becoming an integral part of our lives and business processes. Their impact was to be felt in the way we communicated, collaborated, developed knowledge, shared and consumed content, as individuals and businesses. There was also an emerging trend, particularly amongst many businesses, to focus on activities that were core while partnering with other specialists for delivering other services. Even before the word recession was mentioned, many businesses had begun their journey towards new sources of growth and efficiency. We sought to be their communications’ partner in this journey into the New World.

Tata Communications at a Glance

-	World’s largest wholesale international voice carrier:

o	32 billion voice minutes; 1,600 service provider customers

-	Largest submarine cable operator

o	Over 20 Tbps design capacity; over 8 Tbps lit capacity

-	One of the largest global Internet backbones

o	One in six Internet connections goes through Tata Communications’ networks

-	Over a million sq ft of data center and co-location space

o	Over 10,000 racks in over 40 centers around the world

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Tata Communications maintains steady revenues

In spite of large price-cuts and customers discounts, Tata Communications’ revenues increased across its voice and data services while most other players in the telecom industry had low single digit growth, if at all. (Note: Growth rates based on INR reported numbers)

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Tata Communications grows global workforce by 600

Tata Communications’ globally distributed employee-base grew 10% this year. About 20% of Tata Communications’ employees are located outside India, mostly in sales, marketing, product management and technology development and the company’s leadership team comprises about 50 executives represented by 10 nationalities dispersed over 12 cities in eight countries.

Tata Communications continues its investment momentum

Over the last four years Tata Communications has invested over US$2 billion in building infrastructure and new service capabilities as well as entering new markets. In 2008, the company announced an investment of US$2 billion over its FY09-FY11. During the first two years of the three year period Tata Communications has already invested nearly US$1.2 billion

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Tata Communications expands the new world of communications and collaboration

Tata Communications is investing in network infrastructure and services that will help enterprises enhance their connectivity to existing and new markets, and on real-time collaboration services that fast-track business decision making processes across geographies.

The growing demand for bandwidth has resulted in record capacity upgrades and new builds on the Tata Global Network (TGN). Tata Communications has upgraded supply capacity across its Tata Global Network (TGN) cable systems with the upgrades on TGN-Intra Asia, TGN-Pacific and TGN-India Asia. The company also announced the deployment of TGN-Gulf and the completion date for TGN-Eurasia by the first half of 2010, which will complete Tata Communications’ cable ring-around-the-world.

Leveraging its global network, Tata Communications is continuing to grow the world’s largest public room Telepresence network. Tata Communications currently manages 13 Telepresence public rooms and is targeting another 25 by the end of 2010. The company is also the only service provider with a standalone global Telepresence Exchange Service that enables Telepresence rooms to be interconnected regardless of the network or service provider they belong to.

Tata Communications’ NGN will power IP-enabled business transformation

Tata Communications’ sees business transformation being led by IP technologies that are enabling converged and cloud-based services as well as a new generation of managed services.

In line with its IP-enabled business transformation strategy, Tata Communications will complete the deployment of its global voice network core to an IP-based Next Generation Network (NGN) by Q1, 2010. The NGN will provide a dramatically simplified network architecture and enable Tata Communications’ customers to leverage a single global IP network to deliver their range of services. The NGN completion will mark the next step in Tata Communications’ IP evolution and positions Tata Communications as the right partner for convergence in an all IP world.

“As we transform our own business, we are leveraging our global infrastructure and managed IP services expertise to provide an alternative business and cost model that will enable others to transform their businesses as well,” said N Srinath, MD & CEO, Tata Communications.

Tata Communications Continues Emerging Markets’ Investment Momentum

Tata Communications plans to continue its growth strategy of partnership, investment and infrastructure development in the emerging markets.

Tata Communications and Neotel, South Africa’s first converged communications national operator, have launched their second data center in South Africa which will be located in Cape Town. Tata Communications will also invest US$200 million in the Middle East over the next two years to develop telecom infrastructure as well as network services and managed and hosted services that leverage the network including managed security, managed hosting and cloud computing solutions.

“Tata Communications is uniquely placed to meet the needs of firms straddling global and emerging markets. Our emerging market origins combined with our acquisitions and investments across the globe enable us to recognize and support the needs of our customers in these widely differing markets,” said Srinath.

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Tata Communications’ strategic focus

Over the next two to three years, Tata Communications will focus on:

-	Redefining “wholesale” from a commodity, low value business to a partnership-driven, value-enhancing one

-	Expanding access networks in India including rolling out wireless (WiMAX) networks for business and consumes

-	Rapidly grow its global enterprise segment with catalyst services including Telepresence, media and entertainment solutions, Ethernet and cloud computing

-	Achieving global benchmarks in customer services and operations

-	Creating at least one new “home market” in addition to India and South Africa

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All media advisories from the Tata Communications Global Media & Analyst Summit are online at: http://www.tatacommunications.com/analyst&mediaday/

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